Exhibit 99.1

Lam Man Pou, Chairman of the Board
Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

Re:  Resignation as Director and Member of the Audit Committee

Dear Sir,

I hereby resign as Director and Member of the Audit Committee of Asia Entertainment & Resources Ltd. with effect from the date of this letter.

/s/ Sylvia Lee
Sylvia Lee

Dated as of the 7th day of April, 2010